EXHIBIT 11
LANVISION SYSTEMS, INC.
Computation of earnings (loss) per share

	Three Months Ended
	April 30,
	2006	2005
Net (loss)	$(79,878)	$(276,519)

Average shares outstanding	9,168,335	9,087,164
Stock options & purchase plan:
Total options & purchase plan shares	—	—
Assumed treasury stock buyback	—	—
Warrants assumed converted	—	—
Convertible redeemable preferred stock assumed converted	—	—

Number of shares used in per common share computation	9,168,335	9,087,164

Basic net ( loss ) per share of common stock	$(0.01)	$(0.03)

Diluted net ( loss ) per share of common stock	$(0.01)	$(0.03)

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